                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                           CASINOVATIONS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   14761P 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119;
                               Tel (702) 733-7195
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 29, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 14761P 10 4                                          PAGE 2 OF 4 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Richard S. Jaslow
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


          Personal Funds
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


          Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    386,620 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          150,000 shares
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    386,620 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    150,000 shares
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          536,620
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          4.99%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


          IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 amends the Schedule 13D dated September 22, 1999 ("Schedule 13D") of Richard S. Jaslow with respect to his ownership of the common stock, $.001 par value, ("Common Stock") of Casinovations Incorporated, a Nevada corporation ("Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.


ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATIONS

         Personal funds.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of this Amendment No. 1 to Schedule 13D is to report Dr. Jaslow's beneficial ownership of Common Stock, including Dr. Jaslow's exercise of certain options granted by the Issuer to Dr. Jaslow for the purchase of 83,333 shares of Common Stock. Through an exercise agreement dated December 29, 1999, the Issuer will issue 40,000 shares of Common Stock to Dr. Jaslow. As the exercise price under the terms of the option was $2.50 per underlying share, Dr. Jaslow provided payment of $50,000 to the Issuer in the form of a check, as well as payment of an additional $50,000 to the Issuer in the form of a Promissory Note secured by a Pledge Agreement. The remaining options to purchase 43,333 shares of Common Stock expired on December 31, 1999.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Richard S. Jaslow          Presently Owned           Percentage(3)
         -----------------          ---------------           -------------

         Sole Voting Power             386,620(1)                3.59 %

         Shared Voting Power           150,000(2)                1.39 %

         Sole Dispositive Power        386,620(1)                3.59 %

         Shared Dispositive Power      150,000(2)                1.39 %

         Total Beneficial Power        536,620                   4.99 %



--------

(1) This amount represents 217,084 shares of Common Stock issued directly to Dr. Jaslow, 100,000 shares of Common Stock issued to the Richard S. Jaslow IRA, 50,336 shares of Common Stock issuable to Dr. Jaslow upon exercise of Class A Warrants, 18,200 shares of Common Stock issuable to Dr. Jaslow upon exercise of certain warrants, and 1,000 shares of Common Stock issuable to Dr. Jaslow upon exercise of options granted pursuant to the 1999 Directors' Stock Option Plan.

(2) This amount represents 50,000 shares of Common Stock issued to Dr. Jaslow's spouse, 50,000 shares of Common Stock issued to Dr. Jaslow's daughter, and 50,000 shares of Common Stock issued to the trust of Dr. Jaslow's daughter.

(3) These percentages reflect the percentage share ownership with respect to 10,745,944 shares, the number of shares of Common Stock outstanding as of December 31, 1999.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:   January 4, 2000



                                    /s/ Stacie L. Brown, Attorney-In-Fact For
                                    -----------------------------------------
                                    Richard S. Jaslow


                                       -4-